Exhibit 12.01

NORTHERN STATES POWER COMPANY — WISCONSIN

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS

TO CONSOLIDATED FIXED CHARGES

	YEAR ENDED DEC. 31,
	2004	2003	2002	2001	2000
	(IN THOUSANDS, EXCEPT RATIOS)
EARNINGS:
Net income	$54,385	$57,470	$54,373	$36,392	$30,296
Provisions for Federal and state taxes on income	35,215	27,036	36,925	21,158	20,690
Fixed charges as below	21,871	23,249	23,467	23,139	21,557
Less: Undistributed equity in earnings of unconsolidated affiliates	(10)	21	232	553	411
Total	$111,481	$107,734	$114,533	$80,136	$72,132
FIXED CHARGES:
Interest charges, excluding AFUDC – debt	$21,871	$23,249	$23,467	$23,139	$21,557
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—
Total	$21,871	$23,249	$23,467	$23,139	$21,557
RATIO OF EARNINGS TO FIXED CHARGES	5.1	4.6	4.9	3.5	3.3